UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OF SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08137

AMERICAN PACIFIC CORPORATION

(Exact name of registrant as specified in its charter)

3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89169 (702) 735-2200

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as o the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, American Pacific Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2014	By:	/s/ Joseph Carleone
	Name:	Joseph Carleone
	Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.